EXHIBIT 12.1

FIRST INDUSTRIAL, L.P.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	YEAR ENDED DECEMBER 31,		
	2003	2002	2001
Income from Continuing Operations......................................	$ 48,122	$ 79,774	$109,702
Plus: Interest Expense and Amortization of Deferred Financing Costs..	96,959	89,297	80,583
Earnings Before Fixed Charges	$145,081	$169,071	$190,285
Fixed Charges	$ 97,720	$ 97,089	$ 90,533
Ratio of Earnings to Fixed Charges (a)	1.48x	1.74x	2.10x

(a)   For purposes of computing the ratios of earnings to fixed charges, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income from continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized and amortization of deferred financing costs.